SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  -------------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                              SNAP-ON INCORPORATED
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             (Exact name of registrant as specified in its charter)

              Delaware                                      39-0622040
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(State of Incorporation or Organization)                 (IRS Employer
                                                         Identification No.)

         10801 Corporate Drive
         Pleasant Prairie, Wisconsin                        53158-1603
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(Address of principal executive offices)                    (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                                            Name of each exchange
         Title of each class                on which each class is
         to be so registered                to be registered
         -------------------                ----------------------------

         Preferred Stock Purchase           New York Stock Exchange, Inc.
               Rights

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

         This Registration Statement on Form 8-A/A amends and restates the Registration Statement on Form 8-A filed with the Securities and Exchange Commission by Snap-on Incorporated (the "Company") on October 14, 1997 relating to the rights distributed to the stockholders of the Company (the "Rights") in connection with the Rights Agreement (the "Rights Agreement"), dated as of August 22, 1997, between the Company and First Chicago Trust Company of New York (or any successor thereto, the "Rights Agent"), as the Rights Agent. On September 24, 2001, the Company and Equiserve Trust Company, N.A. (as successor Rights Agent to First Chicago Trust Company of New York) entered into Amendment No. 1 to the Rights Agreement, which is included as Exhibit 2 hereto and is incorporated herein by reference.

Item 1.  Description of Securities To Be Registered

         On August 22, 1997, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of common stock, par value $1.00 per share of the Company (the "Common Stock"), to stockholders of record at the close of business on November 3, 1997 (the "Record Date"). The Rights Agreement also contemplates the issuance of one Right for each share of Common Stock which is issued between the Record Date and the Distribution Date (as defined below). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundred and fiftieth of a share (a "Unit") of Series A Junior Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock") at a price of $190.00 (the "Purchase Price") per Unit, subject to anti-dilutive adjustments. The description and terms of the Rights are set forth in the Rights Agreement, dated as of August 22, 1997, between the Company and the Rights Agent, as amended by Amendment No. 1 thereto, dated as of September 24, 2001 (as amended, the "Rights Agreement").

         Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier to occur of (i) 10 business days


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

following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, or following the date a Person during the Special Redemption Period (as defined below) has entered into an agreement or arrangement with the Company or any Subsidiary of the Company providing for an Acquisition Transaction (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as the Board shall determine, provided, however, that no deferral of a Distribution Date by the Board pursuant to the terms of the Rights Agreement described in this clause (ii) may be made at any time during the Special Redemption Period) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. An Acquisition Transaction is defined in the Rights Agreement as (x) a merger, consolidation or similar transaction involving the Company or any of its Subsidiaries as a result of which stockholders of the Company will own less than 50% of the outstanding shares of Common Stock of the Company or a publicly traded entity which controls the Company or, if appropriate, the entity into which the Company may be merged, consolidated or otherwise combined (based solely on the shares of Common Stock received or retained by such stockholders, in their capacity as stockholders of the Company, pursuant to such transaction), or (y) a purchase or other acquisition of all or substantially all of the assets of the Company and its Subsidiaries. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.


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

         The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Chicago, Illinois time) on November 3, 2007, unless such date is extended (such date as extended, the "Final Expiration Date") or the Rights are earlier redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a Person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock of the Company at a price determinated by a majority of the independent directors of the Company, after receiving advice from one or more investment banking firms, to be adequate and otherwise in the best interests of the Company and its stockholders (provided that no such determination shall be made during the Special Redemption Period) (a "Qualified Offer"), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or in certain circumstances, cash, property or other securities of the Company), having a value equal to two times the exercise price of the Right. The exercise price of the Right is the Purchase Price times the number of shares of Common Stock associated with each Right (initially, one share). Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.



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

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation (other than with an entity which acquired the shares pursuant to a Qualified Offer), (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and the preceding paragraph are referred to as "Triggering Events").

         At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundred and fiftieth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         At any time prior to the earlier of (i) the close of business on the tenth business day following the Stock Acquisition Date, (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, the close of business on the tenth business day following the Record Date), or (ii) the Final Expiration Date, the Board of Directors may, at its option, redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.


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

         Notwithstanding the foregoing paragraph, for 180 days (the "Special Redemption Period") following a change in control of the Board of Directors of the Company, that has not been approved by the Board of Directors, occurring within six months of announcement of an unsolicited third party acquisition or business combination proposal or of a third party's intent or proposal otherwise to become an Acquiring Person, the new directors shall be entitled to redeem the Rights (assuming the Rights would have otherwise been redeemable), including to facilitate an acquisition or business combination transaction involving the Company, but only (1) if they have followed certain prescribed procedures or (2) if such procedures are not followed, and if their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care, good faith or loyalty, the directors (solely for purposes of the effectiveness of the redemption decision) are able to establish the entire fairness of the redemption or transaction.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

         Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to correct or supplement any provisions which may be defective or inconsistent with any other provision therein, to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement. The foregoing notwithstanding, no amendment may be made to the Rights Agreement during



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

the Special Redemption Period or at such time as the Rights are not redeemable, except to cure any ambiguity or correct or supplement any provisions contained in the Rights Agreement which may be defective or inconsistent with any other provision therein.

         The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become discount Rights unless the offer is conditional on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders as determined by a majority of the Directors who are not affiliated with the person making the offer, or willing to negotiate with the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, at any time until ten business days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the Redemption Price.

         The Rights Agreement, dated as of August 22, 1997, between the Company and the Rights Agent, which together with Amendment No. 1 specifies the terms of the Rights, is included as Exhibit 1 hereto, which Exhibit is incorporated herein by reference to Exhibit 4 to the Current Report on Form 8-K of the Company, dated August 22, 1997. A copy of the Amendment is attached hereto as
Exhibit 2 and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such Exhibits. A Certificate of Designation, Preferences and Rights setting forth the terms of the Preferred Stock was filed with the Secretary of State of the State of Delaware on October 23, 1987.


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

Item 2.  Exhibits.
         --------

Exhibit  Description                                                       Page
-------  -----------                                                       ----

1 Rights Agreement, dated as of August 22, 1997 between Snap-on Incorporated and First Chicago Trust Company of New York, as Rights Agent, including the Certificate of Designation as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit
         C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement). (Incorporated by reference to Exhibit No. 4 to the Current Report on Form 8-K of Snap-on Incorporated, dated August 22,
         1997)

2        Amendment No. 1 to the Rights Agreement, dated as of                10
         September 24, 2001, between Snap-on Incorporated and
         Equiserve Trust Company, N.A. (successor to First Chicago
         Trust Company of New York), as Rights Agent, including the amended and restated form of Rights Certificate as Attachment
         1 and the amended and restated Summary of Rights to Purchase
         Preferred Stock as Attachment 2.


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

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  September 25, 2001                  Snap-on Incorporated


                                            By: /s/ Susan F. Marrinan
                                               ---------------------------
                                               Susan F. Marrinan
                                               Vice President,
                                               Secretary and General
                                               Counsel


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